EXHIBIT 12.1
Delta Petroleum Corporation
Computation of Ratio of Earnings to Fixed Charges
(In thousands)

							Three Months
							Ended
	Year Ended June 30,						September 30,
	2001	2002		2003	2004	2005	2005

Pre-tax income (loss) from continuing operations	$345	$(6,156)	1	$(241)	$2,297	$11,276	$(20,166)	1
Fixed charges	1,861	1,328		1,824	1,806	8,126	4,069
Minority interest	—	—		—	(70)	(1,017)	531

Pre-tax income (loss) before fixed charges	2,206	(4,828)		1,583	4,033	18,385	(15,566)

Fixed charges:
Interest and financing costs	1,861	1,325		1,767	1,762	7,958	4,019
Other	—	3		57	44	168	50

Total fixed charges	1,861	1,328		1,824	1,806	8,126	4,069

Ratio of earnings (loss) to fixed charges	1.19	—		0.87	2.23	2.26	—

1	For the three months ended September 30, 2005 and for the year ended June 30, 2002, our ratio of earnings to fixed charges was less than 1 to 1. Included in the loss for the three months ended September 30, 2005 was an unrealized loss on derivative securities of $18,843.